

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 9, 2015

<u>Via E-mail</u>
Mr. Ezra J. Green
Chief Executive Officer
Fuse Science, Inc.
5510 Merrick Road
Massapequa, NY 11758

> **Re:** **Fuse Science, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed January 13, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 14, 2015**
> **File No. 000-22991**

Dear Mr. Green:

We have limited our review to only your financial statements and related disclosures and have the following comment.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested amendment.

After reviewing your amendment to your filing, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2015</u>
<u>Exhibit 32.1</u>

1. Please amend your 10-Q to provide a revised certification, which references the quarterly report for Fuse Science, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement, via EDGAR under the form type label CORRESP, from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountants, Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance